Exhibit 99.1












                      NET-FORCE SYSTEMS INC. AND SUBSIDARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                             April 30, 2003 and 2002

                                 C O N T E N T S
                                 ---------------


Independent Auditors' Report............................................... F-3

Consolidated Balance Sheets................................................ F-4

Consolidated Statements of Operations.......................................F-6

Consolidated Statements of Stockholders' Equity (Deficit).................. F-7

Consolidated Statements of Cash Flows...................................... F-8

Notes to the Consolidated Financial Statements............................ F-10

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



To the Board of Directors
Net-Force Systems Inc. and Subsidiary
Antigua, West Indies

We have audited the accompanying consolidated balance sheets of Net-Force Systems Inc. and Subsidiary as of April 30, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended April 30, 2003, 2002, and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net-Force Systems Inc. and Subsidiary as of April 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years ended April 30, 2003, 2002, and 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company's recurring losses from operations as well as the subsequent disposal of all operations and a working capital deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note
4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



HJ & Associates, LLC
Salt Lake City, Utah
July 2, 2003

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                           Consolidated Balance Sheets



                                     ASSETS
                                     ------

                                                                        April 30,
                                                           ------------------------------------
                                                                 2003                2002
                                                           ----------------    ----------------

CURRENT ASSETS

   Cash                                                    $       31,714      $       68,462
   Accounts receivable, net                                         3,903              15,623
   Reserves and deposits with credit card
    processors (Note 7)                                            30,927              63,953
   Gaming license (Note 9)                                              -              18,333
                                                           ----------------    ----------------

     Total Current Assets                                          66,544             166,371
                                                           ----------------    ----------------

PROPERTY AND EQUIPMENT, NET (Note 2)                                7,183              18,088
                                                           ----------------    ----------------

OTHER ASSETS

   Player deposits (Note 8)                                        51,637              47,002
   Deposits                                                         4,793               4,793
                                                           ----------------    ----------------

     Total Other Assets                                            56,430              51,795
                                                           ----------------    ----------------

     TOTAL ASSETS                                          $      130,157      $      236,254
                                                           ================    ================

























              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                       F-4



                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                     Consolidated Balance Sheets (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                                        April 30,
                                                           ------------------------------------
                                                                 2003                2002
                                                           ----------------    ----------------

CURRENT LIABILITIES

   Accounts payable                                        $       31,802      $       62,847
   Accrued expenses                                                17,917              18,000
   Accrued expenses - related parties                              53,387               6,352
   Interest payable - related party                                     -                 112
   Interest payable                                                 1,537                   -
   Player deposits (Note 8)                                        51,637              47,002
   Current portion note payable - related party (Note 3)                -               2,500
                                                           ----------------    ----------------

     Total Current Liabilities                                    156,280             136,813
                                                           ----------------    ----------------

     Total Liabilities                                            156,280             136,813
                                                           ----------------    ----------------

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 50,000,000 shares authorized of
    $0.001 par value, zero issued and outstanding                       -                   -
   Common stock: 100,000,000 shares authorized
    of $0.001 par value, 17,066,033 shares issued and
    outstanding                                                    17,066              17,066
   Additional paid-in capital                                   1,145,037           1,145,037
   Accumulated deficit                                         (1,188,226)         (1,062,662)
                                                           ----------------    ----------------

     Total Stockholders' Equity (Deficit)                         (26,123)             99,441
                                                           ----------------    ----------------

     TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY (DEFICIT)                                      $      130,157      $      236,254
                                                           ================    ================
















              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                      Consolidated Statements of Operations



                                                                   For the Years
                                                                  Ended April 30,
                                              --------------------------------------------------------
                                                    2003                2002                2001
                                              ----------------    ----------------    ----------------

REVENUE                                       $            -      $            -      $            -
                                              ----------------    ----------------    ----------------

EXPENSES                                                   -                   -                   -
                                              ----------------    ----------------    ----------------

LOSS FROM OPERATIONS                                       -                   -                   -
                                              ----------------    ----------------    ----------------

OTHER INCOME (EXPENSE)                                     -                   -                   -
                                              ----------------    ----------------    ----------------

PROVISION FOR INCOME TAX                                   -                   -                   -
                                              ----------------    ----------------    ----------------

LOSS BEFORE DISCONTINUED OPERATIONS                        -                   -                   -
                                              ----------------    ----------------    ----------------

LOSS FROM DISCONTINUED OPERATIONS (NOTE 11)         (125,564)           (174,206)           (484,597)
                                              ----------------    ----------------    ----------------

NET LOSS                                      $     (125,564)     $     (174,206)     $     (484,597)
                                              ================    ================    ================

BASIC LOSS PER SHARE - DISCONTINUED
 OPERATIONS                                   $        (0.01)     $        (0.01)     $        (0.07)
                                              ================    ================    ================
WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                               17,066,033          13,375,186           7,171,233
                                              ================    ================    ================





























              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
            Consolidated Statements of Stockholders' Equity (Deficit)


                                                    Common Stock            Additional
                                             ---------------------------     Paid-In      Accumulated
                                                Shares         Amount        Capital        Deficit
                                             ------------   ------------   ------------   ------------

Balance, April 30, 2000                        8,500,000    $     8,500    $    27,000    $  (403,859)

July 1, 2000, common stock
 repurchased and canceled at
 $0.01 per share                              (3,000,000)        (3,000)       (27,000)             -

September 30, 2000, common
 stock issued for cash at $0.10
 per share                                     2,000,000          2,000        198,000              -

Net loss for the year ended April 30, 2001             -              -              -       (484,597)
                                             ------------   ------------   ------------   ------------

Balance, April 30, 2001                        7,500,000          7,500        198,000       (888,456)

August 15, 2001, common stock
 issued for services at $0.10
 per share                                       200,000            200         19,800              -

September 15, 2001, common stock
 issued for conversion of related party
 debt at $0.10 per share                       2,144,830          2,145        212,338              -

September 15, 2001, common stock
 issued for conversion of debt at $0.10
 per share                                     6,027,870          6,028        596,759              -

September 20, 2001, common stock
 issued for conversion of debt at $0.10
 per share                                       533,333            533         52,800              -

October 2, 2001, common stock
 issued for conversion of debt at
 $0.10 per share                                 500,000            500         49,500              -

January 31, 2002, common stock issued
 for cash at $0.10 per share                     160,000            160         15,840              -

Net loss for the year ended April 30, 2002             -              -              -       (174,206)
                                             ------------   ------------   ------------   ------------

Balance, April 30, 2002                       17,066,033         17,066      1,145,037     (1,062,662)

Net loss for the year ended April 30, 2003             -              -              -       (125,564)
                                             ------------   ------------   ------------   ------------

Balance, April 30, 2003                       17,066,033    $    17,066    $ 1,145,037    $(1,188,226)
                                             ============   ============   ============   ============






              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                      Consolidated Statements of Cash Flows


                                                                                    For the Years
                                                                                   Ended April 30,
                                                               --------------------------------------------------------
                                                                     2003                2002                2001
                                                               ----------------    ----------------    ----------------

CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                                    $     (125,564)     $     (174,206)     $     (484,597)
   Adjustments to reconcile net loss to net cash
    used by operating activities:
     Common stock issued for services                                       -              20,000                   -
     Depreciation and amortization                                      7,499             101,873              18,241
     Loss on sale of asset                                                523                 205                (491)
     Loss on abandonment of leasehold
      improvements                                                          -                   -               6,700
   Changes in assets and liabilities:
     (Increase) decrease in reserves and deposits                      28,391              (6,269)            (30,858)
     (Increase) decrease in accounts receivables                       11,720              (5,818)             (7,212)
     Decrease in prepaid expenses                                           -                   -              34,698
     (Increase) in other assets                                        (1,667)             (1,600)            (64,960)
     (Increase) in license                                                  -                   -            (100,000)
     Increase (decrease) in accounts payable                          (11,045)                448               5,243
     Increase in accrued interest                                       1,537              29,413              26,017
     Increase (decrease) in accrued interest - related party             (112)              4,732               4,243
     Increase (decrease) in accrued expense                               (83)                  -              24,351
     Increase in accrued expenses - related party                      47,035                   -                   -
     Increase (decrease) in player deposit                              4,635             (26,826)             73,828
                                                               ----------------    ----------------    ----------------

       Net Cash Used by Operating Activities                          (37,131)            (58,048)           (494,797)
                                                               ----------------    ----------------    ----------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of fixed assets                                                 -                (800)             (3,704)
   Proceeds from sale of fixed assets                                   2,883                 518               1,927
                                                               ----------------    ----------------    ----------------

       Net Cash Provided (Used) by Investing Activities                 2,883                (282)             (1,777)
                                                               ----------------    ----------------    ----------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Payments on notes payable- related party                            (2,500)            (36,300)                  -
   Proceeds from notes payable - related party                              -             113,800             128,597
   Proceeds from notes payable                                              -                   -              50,000
   Increase in stock subscription payable                                   -                   -              50,000
   Common stock issued for cash                                             -              16,000             200,000
   Repurchase of and cancellation of common stock                           -                   -             (30,000)
                                                               ----------------    ----------------    ----------------

       Net Cash Provided (Used) by Financing Activities        $       (2,500)     $       93,500      $      398,597
                                                               ----------------    ----------------    ----------------








              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                       F-8



                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                Consolidated Statements of Cash Flows (Continued)


                                                                                    For the Years
                                                                                   Ended April 30,
                                                               --------------------------------------------------------
                                                                     2003                2002                2001
                                                               ----------------    ----------------    ----------------


NET INCREASE (DECREASE) IN CASH                                $      (36,748)     $       35,170      $      (97,977)

CASH AT BEGINNING OF PERIOD                                            68,462              33,292             131,269
                                                               ----------------    ----------------    ----------------

CASH AT END OF PERIOD                                          $       31,714      $       68,462      $       33,292
                                                               ================    ================    ================

CASH PAID FOR:

   Interest                                                    $          112      $            -      $       50,000
   Income taxes                                                $            -      $            -      $            -

NON-CASH FINANCING ACTIVITIES:

Issuance of common stock for services                          $            -      $       20,000      $            -
Issuance of common stock for conversion of debt                $            -      $      706,120      $            -
Issuance of common stock for conversion of
 related party debt                                            $            -      $      214,483      $            -































              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


NOTE 1 -  ORGANIZATION AND DESCRIPTION OF BUSINESS

          The Company was incorporated on March 1, 1999 under the International Business Corporations Act No. 28 of 1982 of the laws of Antigua and Barbuda as Net-Force Systems Inc.

          The Company will be engaged in all business activities permitted under the International Business Corporations Act of 1982 except International Banking, Trust and Insurance. It will generally carry on the business of an investment and holding company.

          On August 5, 1999, a wholly-owned subsidiary, Net Force Entertainment Inc. (Entertainment), was incorporated under the International Business Corporations Act No. 28 of 1982 of the laws of Antigua and Barbuda. This subsidiary company will be engaged in all aspect of International betting, gaming, sports betting and bookmaking but with a major emphasis on internet gaming.

          The Company reentered the development stage in the first fiscal quarter of 2004 due to the sale of Entertainment to a company controlled by the Company's president (See Note 11).


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES

          a.   Accounting Method

          The Company's financial statements are prepared using the accrual method of accounting. The Company has elected an April 30 year-end.

          b.   Basic Loss Per Share

          Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

                                                                            For the Years
                                                                           Ended April 30,
                                                          --------------------------------------------------
                                                               2003              2002              2001
                                                          --------------    --------------    --------------
               Basic loss per share:

               Numerator - net loss from discontinued
                operations                                $    (125,564)    $    (174,206)    $    (484,597)

               Denominator - weighted
                average number of
                shares outstanding                           17,066,033        13,375,186         7,171,233
                                                          --------------    --------------    --------------

               Loss per share                             $       (0.01)    $       (0.01)    $       (0.07)
                                                          ==============    ==============    ==============

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          c.   Provision for Taxes

          The Company's operations are within the Jurisdiction of St. John's, Antigua, where there is no corporate income tax.

          d.   Cash and Cash Equivalents

          The Company considers all highly liquid investment with a maturity of three months or less when purchased to be cash equivalent.

          e.   Principles of Consolidation

          The April 30, 2003 financial statements are consolidated with the Company and Entertainment. All significant intercompany accounts and transaction have been eliminated.

          f.   Property and Equipment

          Office equipment and leasehold improvements are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation of office equipment is computed using the straight-line method over the estimated useful life of the asset of 5 years. Vehicles are depreciated over a life of 5 years using the straight-line method. Software is depreciated over a life of 5 years. Depreciation expense for discontinued operations for the years ended April 30, 2003, 2002 and 2001 was $7,499, $8,539, and
          $9,908, respectively.

          Property and equipment consists of the following:

                                                           April 30,
                                                --------------------------------
                                                     2003              2002
                                                --------------------------------

          Vehicles                              $          -      $      3,704
          Computer equipment                          16,450            18,450
          Computer software                           10,000            10,000
          Office furniture and equipment               6,521             6,741
          Accumulated depreciation                   (25,788)          (20,807)
                                                --------------    --------------

          Net Property and Equipment            $      7,183      $     18,088
                                                ==============    ==============

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          g.   Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          h.   Recent Accounting Pronouncements

          SFAS No. 145 -- On April 30, 2002, the FASB issued FASB Statement No. 145 (SFAS 145), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds both FASB Statement No. 4 (SFAS 4), "Reporting Gains and Losses from Extinguishment of Debt," and the amendment to SFAS 4, FASB Statement No. 64 (SFAS 64), "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." Through this rescission, SFAS 145 eliminates the requirement (in both SFAS 4 and SFAS 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. However, an entity is not prohibited from classifying such gains and losses as extraordinary items, so long as it meets the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Further, SFAS 145 amends paragraph 14(a) of FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The amendment requires that a lease modification (1) results in recognition of the gain or loss in the 9 financial statements, (2) is subject to FASB Statement No. 66, "Accounting for Sales of Real Estate," if the leased asset is real estate (including integral equipment), and (3) is subject (in its entirety) to the sale-leaseback rules of FASB Statement No. 98, "Accounting for Leases: Sale-Leaseback Transactions Involving Real Estate, Sales-Type Leases of Real Estate, Definition of the Lease Term, and Initial Direct Costs of Direct Financing Leases." Generally, FAS 145 is effective for transactions occurring after May 15, 2002. The Company does not expect that the adoption of SFAS 145 will have a material effect on its financial performance or results of operations.

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          h.   Recent Accounting Pronouncements (Continued)

          SFAS No. 146 -- In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002 and early application is encouraged. The provisions of EITF No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF No. 94-3 prior to the adoption of SFAS 146. The effect on adoption of SFAS 146 will change on a prospective basis the timing of when the restructuring charges are recorded from a commitment date approach to when the liability is incurred. The Company does not expect that the adoption of SFAS 146 will have a material effect on its financial performance or results of operations.

          SFAS No. 147 -- In October 2002, the FASB issued Statement No. 147 "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" (SFAS 147). SFAS 147 removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used. SFAS 147 is effective October 1, 2002. The Company does not expect that the adoption of SFAS 147 will have a material effect on its consolidated financial statements.

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          h.   Recent Accounting Pronouncements (Continued)

          SFAS No. 148 -- In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure"(SFAS 148"). SFAS 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company is currently evaluating the effect that the adoption of SFAS 148 will have on its results of operations and financial condition.

          SFAS No. 149 - In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", to provide clarification on the meaning of an underlying, the characteristics of a derivative that contains financing components and the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. This statement will be applied prospectively and is effective for contracts entered into or modified after June 30, 2003. The statement will be applicable to existing contracts and new contracts relate to forward purchases or sales of when-issued securities or other securities that do not yet exist. The Company does not expect that the adoption of SFAS 149 will have a material effect on the Company's consolidated financial statements.

          SFAS No. 150 - In May 2003, the FASB issued Statement of Financial Accounting Standards No 159 ("SFAS 150"), Accounting for certain financial instruments with characteristics of both liabilities and equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement will be effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principal for financial instruments created before the issuance date of the statement and existing at the beginning of the interim period of adoption. The Company does not expect that the adoption of SFAS 150 will have material effect on the Company's consolidated financial statements.

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          i.   Revenue Recognition Policy

          The Company has recognized as revenue the net winnings from gaming activities, which is the difference between gaming winnings and losses. The earnings process is complete upon receipt of the net winnings, and no further obligations exist to the customer.

          Cost of sales includes royalties payable to Softec, incurred on Casino activity and bank discount fees incurred by the Company for the acceptance of credit cards.

          The formula for net revenue sharing is as follows: (Casino gain (loss) less adjustment for incentives less charge backs) times a royalty factor to be paid to Softec. The royalty factor used depends on net monthly revenue. The following table lists the schedule of royalty payments:

               Net Monthly Revenue Royalty Fee Payable
               ---------------------------------------
               0 to $500,000                                       25%
               $500,001 to $1,000,000                              20%
               $1,000,001 to $5,000,000                            15%
               $5,000,001 to $10,000,000                           12.5%
               $10,000,001 plus                                    10%

          The Company renegotiated the 25% factor down to 15% for the period from September 2000 through August 2000, after which the factor rose to 25% again.

          j.   Advertising

          The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the years ending April 30, 2003, 2002 and 2001 was $7,890, $34,681 and $174,859,
          respectively.

          k.   Long-Lived Assets

          In Accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. SFAS 144 supercedes SFAS Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of". SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), "Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business".

          SFAS 144  develops  one  accounting  model (based on the model in SFAS
          121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates the requirement of APB 30 that discontinued operations be measured at net realizable value or that entities include under `discontinued operations' in the financial statements amounts for operating losses that have not yet occurred.

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          l.   Foreign Currency Translation

          Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the period end exchange rate. Non-monetary assets are translated at the historical exchange rate and all income and expenses are translated at the exchange rates prevailing during the period.

          Foreign exchange currency translation adjustments are included in the stockholders' equity section as other comprehensive income. The Company operates with East Caribbean Dollars (EC). The exchange rate between the EC and the United States Dollar (USD) is always constant at .37453. This constant exchange rate makes it unnecessary to have a foreign exchange translation adjustment in the stockholder's equity section.

          m.   Concentrations of Risk - Foreign Operations

          The Company operates in St. John's which has a developing economy. Hyperinflation and rapid political and legal change, often accompanied by military insurrection, have been common in certain emerging markets in which the Company may conduct operations. The Company may be materially adversely affected by possible political or economic instability in St John's. The risks include, but are not limited to terrorism, military repression, expropriation, changing fiscal regimes, high rates of inflation and the absence of industrial and economic infrastructure. Changes in development or investment policies or shifts in the prevailing political climate in St. John's in which the Company operates could adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to development restrictions, price controls, export controls, income and other taxes, expropriation of property, maintenance of claims, environmental legislation, labor, welfare, benefit policies, land use, land claims of local residents, water use and mine safety. The effect of these factors cannot be accurately predicted.


NOTE 3 -  NOTE PAYABLE - RELATED PARTY

                                                                          April 30,
                                                                   2003              2002
                                                              --------------    --------------
          Geneva Overseas Holdings Ltd. (A company
           controlled by the president of the Company)
           made advances to the Company totaling
           $2,500.  These advances have an interest
           rate of 8% annually.  This note was unsecured.     $          -      $      2,500

          Less Current Portion                                           -             2,500
                                                              --------------    --------------

          Total Long-Term Debt -Related Party                 $          -      $          -
                                                              ==============    ==============

          Interest expense for the years ending April 30, 2003, 2002 and 2001 was $-0-, $4,732 and $4,243, respectively.

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


NOTE 4 -  GOING CONCERN

          The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through April 30, 2003 and has a significant working capital deficit. The Company does not have an established source of revenues sufficient to cover its operating costs to allow it to continue as a going concern. It is the intent of the Company to sell its wholly-owned subsidiary to exit from the internet gaming business and to seek another valid business to become a wholly-owned subsidiary. The major shareholders are committed to provide the necessary funds to operate the Company.

NOTE 5 -  STOCK TRANSACTIONS

          On July 1, 2000, the Company repurchased and canceled 3,000,000 shares of common stock at $0.01 per share or $30,000 of cash.

          On September 30, 2000, the Company issued 2,000,000 shares of common stock at $0.10 per share for $200,000 of cash.

          On August 15, 2001, the Company issued 200,000 shares of common stock valued at $0.10 per share, to a director for services and consulting.

          On September 15, 2001, the Company converted the related party note payable of $208,121 and accrued interest of $6,362 into equity by issuing 2,144,830 shares of common stock at $0.10 per share for a total of $214,483.

          On September 15, 2001, the Company converted a note payable of $495,000 and accrued interest of $107,787 into equity by issuing 6,027,830 shares of common stock at $0.10 per share for a total of $602,787.

          On September 20, 2001, the Company converted a note payable of $50,000 and accrued interest of $3,333 into equity by issuing 533,333 shares of common stock at $0.10 per share for a total of $53,333.

          On October 2, 2001, the Company issued 500,000 shares of common stock for the subscription payable of $50,000 at $0.10 per share.

          On January 31, 2002, the Company issued 160,000 shares of common stock at $0.10 per share for cash of $16,000.

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


NOTE 6 -  COMMITMENTS AND CONTINGENCIES

          Software Licensing Agreement

          In the first quarter of 1999, the Company entered into a software licensing agreement with Softec Systems Caribbean Inc. (Softec), to provide online-gaming software and hardware services. The license agreement calls for a commitment by the Company to spend a minimum of 10% of the previous months net revenue (based on a yearly average) for ongoing promotion and marketing. The marketing obligation only applies to the first 365 days of operation. The license agreement also calls for sharing of net revenues based on a specific formula agreed to by the Company and Softec. The license agreement may be terminated by the Company at the end of any one-year term or by Softec at the end of any one-year term subsequent to the first year of the agreement.

          All of the Company's websites and advertising are directly linked to Softec's software. Softec manages the software as well as the upkeep and maintenance. The Company is highly dependent, therefore, on Softec's ability to maintain the software and keep it running. In the event that the software fails, the Company's business and operations could be strongly affected.


NOTE 7 -  RESERVES AND DEPOSITS WITH CREDIT CARD PROCESSORS

          Reserves and deposits with credit card processors consist of rolling reserves held by merchant banks and funds for transactions processed and awaiting transfer to the Company's bank accounts. As of April 30, 2003 and 2002, the balance of these reserves and deposits were $30,927 and $63,953, respectively.


NOTE 8 -  PLAYER DEPOSITS

          As of April 30, 2003 and 2002, the Company had $51,637 and $47,002, respectively, in cash representing funds held on deposit in the form of e-cash balances. These deposits are non-interest bearing and repayable on demand. These deposits are actually held by a third party for the benefit of the Company.


NOTE 9 -  GAMING LICENSE

          The Company was required to purchase a gaming business license on an annual basis. The cost of the license was $20,000 for 2002 and was $100,000 in 2001, and is amortized over twelve months. Amortization expense for the years ending April 30, 2003, 2002, and 2001 was $-0-, $93,334 and $8,333, respectively. During 2003, the Company operated under the Master license of World Gaming, thus they were not required to purchase their own license.


NOTE 10 - OPERATING LEASE

          Office lease

          On August 1, 2001, the Company signed a one-year lease agreement for office space. This lease ran through July 3, 2002. The monthly rental amount is $629. Subsequent to July 3, 2002, the Company went to a monthly office lease.

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


NOTE 11 - SUBSEQUENT EVENTS

          Discontinued Operations
          -----------------------

          In June 2003, the Company's Board of Directors entered into an agreement to sell its wholly-owned subsidiary, Net Force Entertainment, Inc. (Entertainment) to Geneva Overseas Holdings Ltd., a company owned by the Company's President and CEO. The consideration for the sale per the sales agreement was $100 plus the assumption of all outstanding debt. The Company no longer has any control over Entertainment. The following is a summary of the discontinued operations for the years ended April 30, 2003, 2002 and 2001.

                                                                        For the Years
                                                                       Ended April 30,
                                                      --------------------------------------------------
                                                           2003              2002              2001
                                                      --------------    --------------    --------------
               REVENUE

                 Sales                                $     288,613     $     519,237     $     318,490
                 Cost of sales                              212,445           282,020           217,769
                                                      --------------    --------------    --------------

                   Gross Margin (Deficit)                    76,168           237,217           100,721
                                                      --------------    --------------    --------------

               EXPENSES

                 General and administrative                 194,975           275,896           489,278
                 Depreciation and amortization                7,499           101,873            18,241
                                                      --------------    --------------    --------------

                   Total Expenses                           202,474           377,769           507,519
                                                      --------------    --------------    --------------

               LOSS FROM OPERATIONS                        (126,306)         (140,552)         (406,798)
                                                      --------------    --------------    --------------

               OTHER INCOME (EXPENSE)

                 Loss on abandonment of leasehold
                  improvements                                    -                 -            (6,700)
                 Gain on sale of assets                           -                 -               491
                 Loss on sale of assets                        (523)             (205)                -
                 Interest income                              1,135               198             1,013
                 Other income                                 1,667               494             7,656
                 Interest expense                            (1,537)          (34,141)          (80,259)
                                                      --------------    --------------    --------------

                   Total Other Income (Expense)                 742           (33,654)          (77,799)
                                                      --------------    --------------    --------------

               PROVISION FOR INCOME TAX                           -                 -                 -
                                                      --------------    --------------    --------------

               NET LOSS                               $    (125,564)    $    (174,206)    $    (484,597)
                                                      ==============    ==============    ==============

               LOSS ON DISPOSAL OF SUBSIDIARY         $           -     $           -     $           -
                                                      ==============    ==============    ==============

                      NET-FORCE SYSTEMS INC. AND SUBSIDARY
                 Notes to the Consolidated Financial Statements
                          April 30, 2003, 2002 and 2001


NOTE 11 - SUBSEQUENT EVENTS (Continued)

          New Subsidiary
          --------------

          In June 2003, the Company approved the creation a wholly-owned subsidiary Atlantica Resorts Ltd. (Atlantica) to be incorporated in the Jurisdiction of the Territory of the British Virgin Islands, pursuant to the International Business Companies Act.

          Common Stock
          ------------

          On June 10, 2003, the Company authorized the issuance of 25,000 shares of common stock for conversion of debt to equity valued at $0.10 per share or $2,500.